SECOND MODIFICATION OF LICENSE AGREEMENT BETWEEN
BIOSCULPTURE TECHNOLOGY, INC. AND ROCIN LABORATORIES, INC.
AND ROBERT L. CUCIN, M.D.

This Second Modification of the June 2, 2001 License Agreement (“License Agreement”) is entered into as of this 10th day of January, 2010 by and among Robert L. Cucin M.D., an individual residing in Florida, Rocin Laboratories, Inc., a corporation organized and existing under the laws of the State of New York (both parties collectively being known as “Licensors”) and BioSculpture Technology, Inc., a corporation organized and existing under the laws of the State of Delaware (said corporation hereinafter “Licensee”).

WHEREAS, Licensors are the exclusive owners of all right, title, and interest in and to issued U.S. Patent Nos. 5,112,302, 5,348,535, 5,643,198, 5,795,323, 6,346,107, 6,394,973, 6,761,701, 6,6,652, 522, 6,8,72,199, 7,112,200 B2, 7,381,206 B2, 7,384,417, and the following pending U.S. Patent Applications 11/081,885, 11/145,027, 11/552,799, 11/981,206 B2, 12/462,596, and European Patent Organization Application 94306845.2 and any reissues thereof (hereinafter “Licensed Patents”),

WHEREAS, Licensors are the exclusive owners of all right, title and interest in and to the allowed U.S. Trademarks Airbrush (2,915,009), Airbrush Liposculpture (2,972,590), and Airbrush & Design (2,978,135), (hereinafter “Licensed Trademarks”) in connection with medical instruments that are tissue emulsifiers and aspirators,

WHEREAS, Licensee is desirous of maintaining a license to make, have made, use and sell Devices covered by claims of the Licensed Patents and employing Licensed Trademarks,

WHEREAS, Licensee has failed to meet Earned Royalty benchmarks or make payments under the January 1, 2001 License Agreement,

WHEREAS, terms of art have been defined the January 1, 2001 License Agreement and are incorporated by reference as so defined unless otherwise modified herein,

NOW, THEREFORE, in consideration of the promises and mutual agreements, covenants, and provisions herein contained, the parties hereto agree to modify the June 1, 2001 License Agreement as follows:

1.	Patent License Grant. Subject to the other terms and conditions of the License Agreement as herein modified, Licensor amends and restates §1 of that License Agreement and §1 of its July 10, 2009 Modification (“License Modification”) to hereby grant Licensee an exclusive license to make, have made, use and sell Licensed Product anywhere in the Territory. This license will however be subject to the non-exclusive licensing agreement between Byron Medical Inc. and Rocin Laboratories, Inc. of 9/16/99 and any subsequent renewals, assignments or transfers thereof. The non-exclusive license by Licensors to NuMed Medical Inc. terminated because of its non-payment and licensee’s bankruptcy.

2.	Territory. Subject to the other terms and conditions of the License Agreement as herein modified, Licensor amends and restates §1.06 of that License Agreement and §2 of its License Modification so that “Territory” shall mean anywhere in the world.

BioSculpture Technology, Inc. Second License Agreement Modification. . . page 2/3

3.	Licensed Product. Subject to the other terms and conditions of the License Agreement as herein modified, Licensor modifies and restates §1.02 of that License Agreement and §3 of its License Modification so that “Licensed Product” shall mean a product made, sold or used for liposuction and covered by one (1) or more valid claims of the Licensed Patents relating to the liposuction field of use, including the removal of visceral fat, and including the sale and use of Multicore connectors for non-medical applications or branded with one of the licensed trademarks under the license granted in §4.

4.	Trademark License Grant:

4.01	Subject to the other terms and conditions of the License Agreement as herein modified, Licensor amends and restates §4 of its License Modification to grant a non-exclusive license to Licensee to use Licensed Trademarks in connection with medical instruments that are tissue emulsifiers and/or aspirators for use in liposuction.

4.02	Licensors explicitly warrant they will not manufacture or issue another license to manufacture such medical instruments that are tissue emulsifiers and/or aspirators for use in liposuction or visceral fat removal under the Licensed Trademarks as granted Licensee so long as Licensee is otherwise in compliance with the License Agreement, the License Modification and this Second Modification, including §6.03 below.

4.03	Licensor explicitly retains an unrestricted right to use trademarks to indicate the use of such branded instruments in one or more surgical centers and to sell or distribute products manufactured by and/or purchased from Licensee, in those centers to other physicians or at demonstrations or seminars.

4.04	Licensee shall provide such instruments for purchase by Licensors at a cost no greater than the lowest discount offered any independent customer, representative or distributor.

5.	Royalty Rate. Subject to the other terms of the License Agreement as herein modified, §1.07 of that License Agreement and §5 of its License Modification are herein amended and restated so that the Royalty Rate shall be reduced to zero per cent (0%) for 2010 and years thereafter. Subject to §6.03, receipt of royalty payments by Licensors is waived.

6.	Term and Termination.

6.01	Licensee’s prior failures to meet Earned Royalty minimums or make royalty payments under §3 or 4 of the License Agreement or §5 of its License Modification are forgiven and Licensor’s right to receive such previous Earned Royalties and previous minimums is hereby waived.

6.02	As a modification to Sections 4.02 through 4.05 of the License Agreement and Section 6.02 of the License Modification, the License Agreement is renewed for an additional one (1) year term as herein modified and shall be renewed for additional one (1) year terms annually automatically thereafter so long as Licensee conforms to the terms as herein modified.

BioSculpture Technology, Inc. Second License Agreement Modification. . . page 3/3

6.03	Subject to the other terms of the License Agreement as herein modified, §6.03 and §6.04 of its License Modification are herein amended and restated so that Licensee, to maintain its exclusive License, shall pay all patent and trademark fees and expenses, including fees, charges and other expenses of maintenance, prosecution, applications, renewals, extensions, reexaminations, reissues, interferences, appeals, annuities, trademark oppositions, trademark cancellations and any related application or continued prosecution costs and any attendant legal fees. If Licensee is unable to do so but demonstrates a reasonable plan to make up for missed payments and fulfill this condition in the following year, Licensee will be extended an exclusive License for an additional year. Should Licensee fail to pay all such patent and trademark fees and expenses for two years consecutively, any license renewal will be at the sole and absolute discretion of Licensors.

7.	Subject to the other terms of the License Agreement as herein modified, §13 of that Agreement is herein amended and restated so that Licensee has the right to assign this Modified License Agreement to any assignee of all of Licensee’s rights, title, and interest to the Licensed Patents and Licensed Trademarks subject to the terms of this Modified Agreement. This Modified Agreement shall be binding upon and inure to the benefit of the parties hereto and shall be binding upon and inure to the benefit of their successors and assigns.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first written above.

Licensors:		Licensee:

Rocin Laboratories, Inc.		BioSculpture Technology, Inc.

By:	/s/ Robert L. Cucin, M.D.	By:	/s/ Robert L. Cucin, M.D.
	Robert L. Cucin, M.D.		Robert L., Cucin, M.D.
	President		President

/s/ Robert L. Cucin, M.D.
Robert L. Cucin, M.D
Individually